SEALSQ CORP Announces Signature of Share Purchase Agreement to Acquire 100% of IC'ALPS

Geneva, Switzerland – May 27, 2025 – SEALSQ Corp (NASDAQ: LAES) (“SEALSQ”), a leading developer and provider of Semiconductors, PKI, and Post-Quantum technology hardware and software solutions, today announced the signing of a Share Purchase Agreement (“SPA”) with the shareholders of IC’ALPS SAS (the “Sellers”)1, an Application-Specific Integrated Circuit (“ASIC”) design and supply specialist based in Grenoble, France (“IC’ALPS”), for the acquisition of 100% of the share capital and voting rights of IC’ALPS (“the Acquisition”).

The SPA is the result of a period of exclusive negotiations between SEALSQ CORP and the Sellers, announced on February 27, 2025.

The main terms and conditions of the SPA announced by SEALSQ on May 22, 2025 remain applicable.

This proposed strategic Acquisition (now solely subject to the satisfaction of certain closing conditions) is expected to reinforce SEALSQ’s commitment to advancing its ASIC development to meet the growing demand in the sector and would add approximately 100 highly skilled staff based out of IC’ALPS’ current centers in Grenoble and Toulouse.

The Acquisition is expected to be completed in the third quarter of 2025, subject to satisfying the conditions to closing, including the necessary regulatory approval by the French Ministry of the Economy.

About IC’ALPS:

IC’ALPS is your one-stop-shop ASIC partner. Based in France (HQ in Grenoble, two design centers in Grenoble and Toulouse), the company provides customers with a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to the management of the entire production supply chain. Its 100+ engineers’ areas of expertise include analog, digital and mixed-signal circuits (sensor/MEMS interfaces, ultra-low power consumption, power management, high-resolution converters, high voltage, signal processing, ARM and RISC-V based multiprocessors architectures, hardware accelerators) on technologies from 0.18 µm down to 1.8 nm, and from multiple foundries (TSMC, Global Foundries, Tower Semiconductor, X-FAB, STMicroelectronics, Intel Foundry, etc.). The company is active worldwide in medical, industrial, automotive, IoT, IA, mil-aero, and digital identity & security sectors. IC’ALPS is ISO 9001:2015, ISO 13485:2016, EN 9100:2018, Common Criteria certified, IATF16949-ready, member of TSMC Design Center Alliance (DCA), Intel Foundry Accelerator Design Services Alliance and Value Chain Alliance (DSA & VCA), ams Osram Preferred Partner and X-FAB’s partner network.

More information: www.icalps.com and  https://www.linkedin.com/company/ic-alps

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1 The Sellers are Doliam SA, Mrs. Lucille Engels and Mr. Jean-Luc Triouleyre.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the actual adjustments that arise upon conversion of the financial information of IC’ALPS to US GAAP in relation to net sales, operating expenses and income tax income in the income statement for twelve months ended December 31, 2024 and 2023, and in relation to intangible assets, current liabilities, and pension and debt liabilities in the balance sheet as at December 31, 2024 and 2023, in comparison with the French GAAP; the entering into of definitive documents, the authorization by French regulatory authorities and the successful closing of the Acquisition; and SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

Press and Investor Contacts

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com